SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004


                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ________________________________________________________________________

                   (Address of Principal Executive Offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F        Form 40-F  X
             ----              ---

    Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes       No  X
        ---      ---

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b):82-____________.

    This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954

                              Page 1 of 18 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         CP SHIPS LIMITED
                                         ----------------
                                             (Registrant)

Date:  10 February 2004

                                         By:  /s/ John K. Irving
                                              ---------------------------
                                              Name:  John K. Irving
                                              Title:  Vice President, General
                                               Counsel & Secretary

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                  Page
----------------------                                                  ----

10.1     Updated Information for CP Ships Limited release "CP Ships       4
         Anounces Record $49 Million Profit for Fourth Quarter 2003", as filed 10th February 2004

                                                                  Exhibit 10.1

                                          Amended: as filed 10th February 2004

     CP SHIPS ANNOUNCES RECORD $49 MILLION PROFIT FOR FOURTH QUARTER 2003

LONDON, UK (10th February 2004) CP Ships Limited today announced unaudited fourth quarter 2003 operating income of US $49 million, up from $34 million before exceptional items in fourth quarter 2002 and up from $44 million in third quarter 2003. Basic earnings per share was $0.46 compared with 2002's $0.23 before exceptional items and third quarter's $0.37. Net income available to common shareholders was $41 million, compared to $23 million in fourth quarter 2002.


For 2003 overall, operating income before exceptional items was $131 million compared with $83 million in 2002. Basic earnings per share before exceptional items was $1.02 compared with $0.59. Return on average capital employed at 7.3% was up from 5.7% in 2002. Net income available to common shareholders was $82 million compared to $52 million in 2002.


"With record operating income in the fourth quarter and up nearly 60% for the full year, and record volume and sales revenue for both the quarter and the year, we consider these to be outstanding results," commented Ray Miles, CEO of CP Ships.


Volume at 569,000 teu was up 3% from fourth quarter 2002 and was the strongest quarterly volume ever. Average freight rates were 1% down from third quarter 2003 but 8% higher than fourth quarter 2002. EBITDA at $82 million was up from $64 million in fourth quarter 2002 and $9 million higher than third quarter 2003.


For the full year, record container carryings at 2.2 million teu were 9% higher than 2002 while average freight rates were up 7% reflecting improved market conditions in most trade lanes.


Operating costs for both fourth quarter and full year increased versus the same periods in 2002. Administrative costs were also higher including a restructuring charge of $4 million in fourth quarter 2003 versus $1 million in fourth quarter 2002. Cost per teu for the year overall was up by 6% due to three main factors. Firstly, the estimated net effect of the weaker US$ before hedging was adverse $15 million for the quarter and $56 million for the year overall. Secondly, fuel costs were flat in the fourth quarter versus the same period in 2002, but for the year were up
$71 million, of which $38 million was higher prices.


Thirdly, renewed charters for 26 ships nearly all at more expensive rates during 2003 had an estimated net adverse impact on operating income of $7 million in the fourth quarter and $17 million for the full year. The annualized effect of these renewals is $34 million. A similar number of charters are expected to be renewed in 2004 for which the cost impact depends on charter market rates at the time and future configuration of ship networks.


The 2003 cost reduction program delivered over $100 million of annualized savings, of which about $75 million contributed to the 2003 result, exceeding previously announced targets and partly offsetting the cost increases.


The ship fleet decreased from 88 on 30th September to 80 ships on 31st December due mainly to restructuring services and phasing out ships.


Outlook

After the substantial improvement in profits during 2003 despite significant pressure on costs and competition in most of our trade lanes, we face similar challenges in 2004. Assuming continued solid growth in the world economy, the balance of supply and demand in the global container shipping industry should remain favourable. Continued strong volume and further freight rate improvements will, we consider, continue to outweigh the negative effect on our costs of a weaker US$ and charter renewals, and we therefore expect that earnings in 2004 will be higher than in 2003.


TransAtlantic Market

Fourth quarter operating income of $37 million was up from $21 million in same period in 2002 and was the best result since CP Ships became a public company in October 2001. Volume was up 6% from fourth quarter 2002 with moderate import growth into North America and strong growth in exports. Freight rates were up 13% against fourth quarter 2002 and 3% higher than the previous quarter with improvement in most import and export trade lanes.

Full year operating income at $82 million improved significantly on the previous year's $60 million. Volume was up 12% and average freight rates up 10% reflecting stronger market conditions, partly offset by higher operating costs.


Australasian Market

Fourth quarter operating income at $7 million was flat from the previous quarter but down $6 million from fourth quarter 2002. Increased operating costs and lower volume down 11% on fourth quarter 2002 offset higher average freight rates, up 6% from third quarter 2003 and 15% from the same period in 2002.


For 2003, operating income of $27 million was the same as in 2002. Higher average freight rates, up 10% and lower ship network costs from restructuring round-the-world services at the beginning of the year, were offset by lower volume down 9% and higher operating costs.


Latin American Market

Operating income increased to $6 million in fourth quarter 2003 compared with $2 million in the same period 2002. Volume was up 14% while average freight rates, although 5% lower than fourth quarter 2002, were 3% higher than third quarter 2003. Ship network efficiencies following the restructuring of the Gulf-West Coast South America services also contributed to the improved operating result.


For the full year, operating income was $15 million against $21 million in 2002 with significantly stronger volume, up 38% over 2002, being offset by lower freight rates and higher operating costs.


Asian Market

There was an operating loss of $6 million in fourth quarter 2003 compared with a loss of $5 million in the same quarter 2002. Losses in the India trades partly offset the positive impact of both withdrawal from the Asia-Europe trade in April 2003 and higher underlying volume which was up nearly 40% following significant expansion in the Asia-Americas trade lane. Furthermore, underlying average freight rates were also 8% lower than third quarter 2003, due mainly to a planned increase in lower margin import volume from North America to Asia as well as the effect of seasonally weaker export freight rates from Asia.


For 2003 as a whole, the operating loss decreased to $8 million from $38 million.

Other Trades

Operating income for fourth quarter at $5 million increased by $2 million compared to the same period in 2002. For the year overall, operating income was $15 million up from $13 million in 2002. Weaker results in the North America-South Africa service partly offset improved operating results for Montreal Gateway Terminals.


Other Income Statement Items

Current income tax expense at $3 million was $1 million lower than fourth quarter 2002. At $7 million for the year overall, it was $3 million lower than 2002 largely due to deductions for interest paid. A future income tax benefit of $4 million was recognized in fourth quarter for prior year tax losses carried forward in certain subsidiaries, now considered recoverable.


Net interest expense was flat at $9 million in fourth quarter compared to the same period 2002 and for the year as a whole was $13 million higher than 2002, due to increased average borrowings to finance investment in ships and the full year effect of the Senior Notes issued in July 2002.


Liquidity and Capital Resources

Cash from operations before exceptional item related payments was $84 million in fourth quarter compared to $34 million in the same period 2002 due primarily to an improvement of $32 million in non-cash working capital.


For the year overall, cash from operations before exceptional payments was $160 million compared to $96 million in 2002 due to stronger operating results before depreciation.


Capital expenditure at $14 million in the fourth quarter was mainly investment in information systems. For the full year, capital expenditure was $158 million, including $115 million on ships.


Proceeds from the sale of property, plant and equipment were $16 million for the quarter from the sale of office premises in the United Kingdom and the scrapping of Rotoma, a 1200 teu roll-on roll-off ship.


Outstanding capital commitments declined from $173 million at the end of 2002 to $2 million at 31st December 2003, following the completion of the ship replacement program during 2003.

Long-term debt was $649 million at 31st December 2003 up $52 million from 31st December 2002 from increased investment in ships partly offset by operating cash flow. Net debt at 31st December 2003 was $574 million up from $487 million at the end of 2002.


At 31st December 2003, $275 million had been borrowed under the secured revolving credit facilities and a further $239 million was available. During the fourth quarter, $90 million of unsecured revolving credit facilities matured and were not replaced. The secured revolving credit facilities mature between August 2004 and December 2006 and are expected to be refinanced.


Risk Analysis

Foreign currency exchange risk

CP Ships revenue is denominated primarily in US$, but it is exposed to currency exchange risk through local operating costs. The most significant exposures are in Euro, Canadian $ and GB pound.


To manage this risk various financial instruments are used including forward contracts, currency swaps and put and call options. During 2003, 100% of Euro and Canadian $ exposure was hedged resulting in a gain of $8 million in fourth quarter, and $21 million for the year.


At 31st December 2003, 50% of anticipated 2004 Canadian $ exposure was hedged using a combination of put and call options such that the net exposure is limited to between $1.30 and $1.39. During January 2004, forward contracts were concluded at a weighted average rate of $1.25 to hedge 50% of forecast net Euro exposure for the first half of 2004, and 25% for the second half.


Interest rate risk

At 31st December 2003, $301 million of debt was at floating rates linked to US$ LIBOR, including $116 million capital leases on Canmar Venture and Spirit, $100 million of the Senior Notes and $85 million of the secured revolving credit facilities. The remaining borrowings were at fixed rates including a further $190 million of the secured revolving credit facilities which has been fixed until 30th June 2004.


During December, the ten year $200 million fixed to floating interest rate swap at LIBOR + 5.77% on the Senior Notes was closed out and replaced with a new 5 1/2 year $100 million fixed to floating swap at LIBOR + 6.12% and subsequent to the year-end, the remaining $100 million was swapped from fixed to floating rates for 4 1/2 years at LIBOR + 6.26%.

Based on total floating rate borrowings net of cash and cash equivalents at 31st December 2003, a 1% change in US$ LIBOR would result in a $2 million impact on annual net income.


Fuel price risk

During the fourth quarter 393,000 tonnes of bunker fuel were consumed at an average price of $158 per tonne compared to 399,000 tonnes at $154 per tonne in the same period 2002. For the year overall, 1.50 million tonnes were consumed at an average price of $161 per tonne compared to 1.32 million tonnes at $139 per tonne in 2002.


To manage up to 50% of its anticipated exposure to movements in the price of bunker fuel, CP Ships uses a range of instruments including swaps and put and call options.


At 31st December 2003, 10% of anticipated 2004 fuel purchases had been hedged, thereby limiting price exposure to $137 per tonne reference 3.5% Rotterdam barges. Subsequent to year-end, a further 40% for first quarter 2004 was hedged at $150 per tonne.


The estimated impact on annual operating income before hedging based on 2003 fuel consumption and before any recoveries from fuel surcharges of a 5% movement in CP Ships 2003 average bunker fuel price would be $12 million.


Dividend

The Board of Directors has declared a dividend for the fourth quarter 2003 of $0.04 per common share, payable on 2nd March 2004 to shareholders of record on 16th February 2004.


Annual Report

CP Ships expects to release its 2003 Annual Report in April 2004.


Investment Community Conference Call

Management will discuss fourth quarter results in a conference call and slide presentation with the investment community on Thursday 5th February 2004 at 11:00 am Eastern Standard Time, 4:00 pm London, UK Time. The conference call and slide presentation will be webcast live through the corporate website, www.cpships.com. The webcast will also be available in archive through Friday 5th March 2004 on the website.


QUARTERLY RESULTS 2003, 2002 and 2001

 Unaudited                                    Q4        Q3        Q2       Q1        Q4        Q3       Q2        Q1        Q4
 US$ millions except volume                 2003      2003      2003     2003      2002      2002     2002      2002      2001
--------------------------------------------------------------------------------------------------------------------------------
 Volume (teu 000s)
         TransAtlantic                       301       287       305      270       284       277      256       222       233
         Australasia                          78        79        73       74        87        84       86        77        90
         Latin America                        63        63        60       53        55        48       38        33        39
         Asia                                119       114       111      109       113       106      110        95        94
         Other                                 8        11         9        8        11         9        8         9        12
--------------------------------------------------------------------------------------------------------------------------------
                                             569       554       558      514       550       524      498       436       468
================================================================================================================================

 Revenue
         TransAtlantic                       429       401       402      345       371       349      320       288       334
         Australasia                         137       133       129      117       143       132      136       120       140
         Latin America                        80        78        75       64        71        63       54        50        59
         Asia                                168       172       158      138       145       137      123       103       115
         Other                                27        33        28       22        24        23       18        17        21
--------------------------------------------------------------------------------------------------------------------------------
                                             841       817       792      686       754       704      651       578       669
================================================================================================================================

 Expenses
         TransAtlantic                       392       383       379      341       350       332      306       280       305
         Australasia                         130       126       122      111       130       121      130       123       133
         Latin America                        74        73        71       64        69        58       46        44        52
         Asia                                174       164       155      151       150       141      133       122       128
    Other                                     22        27        25       21        21        18       15        15        16
--------------------------------------------------------------------------------------------------------------------------------
                                             792       773       752      688       720       670      630       584       634
================================================================================================================================

 Operating income/(loss)(1)
         TransAtlantic                        37        18        23        4        21        17       14         8        29
         Australasia                           7         7         7        6        13        11        6        (3)        7
         Latin America                         6         5         4        0         2         5        8         6         7
         Asia                                 (6)        8         3      (13)       (5)       (4)     (10)      (19)      (13)
         Other                                 5         6         3        1         3         5        3         2         5
--------------------------------------------------------------------------------------------------------------------------------
                                              49        44        40       (2)       34        34       21        (6)       35
================================================================================================================================

 Analysis of expenses
    Container shipping operations            656       625       616      565       596       558      520       474       524
    General and administrative               107       113       108       96       101        89       88        89        87
    Depreciation and amortization             33        29        29       28        30        23       20        20        23
    Other                                     (4)        6        (1)      (1)       (7)        0        2         1         0
--------------------------------------------------------------------------------------------------------------------------------
                                             792       773       752      688       720       670      630       584       634
================================================================================================================================


(1) Before an exceptional credit in Q4 2001 of $1 million, a credit in Q4 2002 of $2 million and a charge in Q1 2003 of $10 million.


                                                           10


OPERATING DATA

Unaudited

 EBITDA(1)                                    Q4        Q3        Q2       Q1        Q4        Q3       Q2        Q1        Q4
 US$ millions                               2003      2003      2003     2003      2002      2002     2002      2002      2001
--------------------------------------------------------------------------------------------------------------------------------
                                              82        73        69       26        64        57       41        14        58



 Quarterly freight rate changes               Q4        Q3        Q2       Q1        Q4        Q3       Q2        Q1        Q4
 Percentage change(2)                       2003      2003      2003     2003      2002      2002     2002      2002      2001
--------------------------------------------------------------------------------------------------------------------------------

 TransAtlantic                                 3         5         5       (1)        6        (1)      (6)       (6)       (3)
 Australasia                                   6         2         3        3         2         2        -        (3)       (4)
 Latin America                                 3        (6)        1       (3)       (4)       (1)      (4)       (4)       (5)
 Asia                                         (8)        7         9       (5)        -        10        2       (10)       (5)

--------------------------------------------------------------------------------------------------------------------------------
                                              (1)        7         5       (2)        1         3       (2)       (7)       (4)
================================================================================================================================


 Operating lease rentals                      Q4        Q3        Q2       Q1        Q4        Q3       Q2        Q1        Q4
 US$ millions                               2003      2003      2003     2003      2002      2002     2002      2002      2001
--------------------------------------------------------------------------------------------------------------------------------

 Ships                                        49        44        44       40        57        52       49        52        62
 Containers                                   37        39        39       38        36        34       31        30        32
 Other                                         7        10         8        7         9         6        6         6         4

--------------------------------------------------------------------------------------------------------------------------------
                                              93        93        91       85       102        92       86        88        98
================================================================================================================================





ROCE(3)

US$ millions                                                                        2003               2002
----------------------------------------------------------------------------------------------------------------
                                                                                      7.3%                5.7%

Ships
-----------------------------------------------------------------------------------------------------------------
Number of ships employed at 31st December 2003                                       80

Containers
-----------------------------------------------------------------------------------------------------------------
 fleet in teu at 31st December 2003                                              443,000


(1) EBITDA is earnings before interest, tax, depreciation, amortization, exceptional items and minority interests and equals operating income before exceptional items plus depreciation and amortization. EBITDA, which is considered to be a meaningful measure of operating performance, does not have a standardized meaning under Canadian GAAP and may not be comparable with similar measures used by others.
(2) Percentage increase/(decrease) compared with previous quarter in average freight rates, which exclude inland revenue and slot charter revenue. Asia-Europe is excluded from Q2 2003. Total is all trade lanes.
(3) ROCE is return on capital employed and equals operating income before exceptional items divided by average capital employed. Average capital employed is the simple average of balance sheet capital employed at 31st December of the current and prior years. Capital employed comprises shareholders' equity, total long-term debt, and future income tax, less cash and cash equivalents. ROCE, which is considered to be a meaningful measure of the efficiency with which capital is being utilized, does not have a standardized meaning under Canadian GAAP, and may not be comparable with similar measures used by others.



CONSOLIDATED STATEMENTS OF INCOME

Unaudited                                                                            Three months               Twelve months
US$ millions except per share amounts                                              to 31st December           to 31st December
                                                                                   2003          2002         2003          2002
-----------------------------------------------------------------------------------------------------------------------------------
Revenue
    Container shipping operations                                                    841           754         3,136         2,687

Expenses
    Container shipping operations                                                    656           596         2,462         2,148
    General and administrative                                                       107           101           424           367
    Depreciation and amortization of intangible assets                                33            30           119            93
    Currency exchange loss/(gain)                                                     (2)           (7)            -            (4)
    Diminution in value of property, plant and equipment                               -             -             2             -
    Gain on disposal of property, plant and equipment                                 (2)            -            (2)            -

                                                                              -----------------------------------------------------
                                                                                     792           720         3,005         2,604

Operating income before exceptional items                                             49            34           131            83
    Exceptional items (note 2)                                                         -             2           (10)            2

                                                                              -----------------------------------------------------

Operating income                                                                      49            36           121            85

    Interest expense, net                                                             (9)           (9)          (36)          (23)
    Current income tax expense                                                        (3)           (4)           (7)          (10)
    Future income tax benefit                                                          4             -             4             -

                                                                              -----------------------------------------------------
Net income available to common shareholders                                          $41           $23           $82           $52
                                                                              =====================================================


Average number of common shares outstanding (millions) (note 3)                    89.9          89.7          89.8          84.8

Earnings per common share basic (note 3)                                           $0.46         $0.26         $0.91         $0.61

Earnings per common share diluted (note 3)                                         $0.44         $0.25         $0.89         $0.60


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Unaudited                                                                            Three months               Twelve months
US$ millions                                                                       to 31st December           to 31st December
                                                                                   2003          2002         2003          2002
-----------------------------------------------------------------------------------------------------------------------------------

Balance, beginning of period                                                         577           528           547           509
Net income available to common shareholders                                           41            23            82            52

                                                                              -----------------------------------------------------
                                                                                     618           551           629           561

Dividends on common shares                                                            (3)           (4)          (14)          (14)

                                                                              -----------------------------------------------------
Balance, 31st December                                                              $615          $547          $615          $547
                                                                              =====================================================

See accompanying notes to consolidated financial statements


CONSOLIDATED BALANCE SHEETS

Unaudited                                                                  31st December          31st December
US$ millions                                                                    2003                  2002
--------------------------------------------------------------------------------------------------------------------

Assets
Current assets
    Cash and cash equivalents                                                      75                    110
    Accounts receivable                                                           463                    526
    Prepaid expenses                                                               44                     46
    Inventory                                                                      24                     21
                                                                            ----------------------------------------
                                                                                  606                    703

Property, plant and equipment at cost                                           1,661                  1,462
Accumulated depreciation                                                         (426)                  (328)
                                                                            ----------------------------------------
                                                                                1,235                  1,134

Deferred charges                                                                   30                     38
Goodwill                                                                          598                    598
Other intangible assets                                                             9                     10
Other assets                                                                       16                      4
                                                                            ----------------------------------------
                                                                               $2,494                 $2,487
                                                                            ========================================


Liabilities and Shareholders' Equity

Current liabilities

    Accounts payable and accrued liabilities                                      534                    658
    Long-term debt due within one year (note 6)                                    19                     15
                                                                            ----------------------------------------
                                                                                 553                     673

Long-term liabilities

    Long-term debt due after one year (note 6)                                    630                    582
    Future income taxes                                                             3                      7
                                                                            ----------------------------------------
                                                                                  633                    589

Shareholders' equity

    Common share capital                                                          686                    685
    Contributed surplus                                                             7                      1
    Retained earnings                                                             615                    547
    Cumulative foreign currency translation adjustments                             -                     (8)
                                                                            ----------------------------------------
                                                                                1,308                  1,225
                                                                            ----------------------------------------
                                                                               $2,494                 $2,487
                                                                            ========================================


See accompanying notes to consolidated financial statements



CONSOLIDATED STATEMENTS OF CASH FLOW

Unaudited                                                                          Three months               Twelve months
US$ millions                                                                     to 31st December            to 31st December
                                                                                 2003          2002          2003          2002
-----------------------------------------------------------------------------------------------------------------------------------
Operating activities
    Net income for period                                                           41            23            82            52
    Depreciation and amortization of intangible assets                              33            30           119            93
    Exceptional items                                                                -            (2)           10            (2)
    Future income tax benefit                                                       (4)           (1)           (4)           (1)
    Amortization of deferred charges                                                 3             3            13             9
    Diminution in value of property, plant and equipment                             -             -             2             -
    Gain on disposal of property, plant and equipment                               (2)            -            (2)            -
    Restricted share awards                                                          1             -             6             -
    Other                                                                            1             2             -             1
                                                                            -------------------------------------------------------
                                                                                    73            55           226           152

    Decrease/(increase) in non-cash working capital                                 11           (21)          (66)          (56)
                                                                            -------------------------------------------------------
    Cash flow from operations before exceptional item related payments              84            34           160            96

    Exceptional item related payments                                               (3)           (1)          (10)          (12)

                                                                            -------------------------------------------------------
Cash flow from operations                                                           81            33           150            84

Financing activities
    Increase in share capital                                                        -             -             1            88
    Increase in long-term debt                                                       -           136           104           557
    Repayment of long-term debt                                                    (81)           (5)         (172)         (212)
    Repayment of Italia short-term debt                                              -             -             -           (11)
    Deferred charges                                                                (1)           (4)           (5)          (20)
    Common share dividends paid                                                     (3)           (4)          (14)          (14)
                                                                            -------------------------------------------------------
    Cash (outflow)/inflow from financing activities                                (85)          123           (86)          388

Investing activities
    Additions to property, plant and equipment                                     (14)         (160)         (158)         (439)
    Reimbursement of ship stage payments                                             -             -            43             -
    Acquisition of business                                                          -             -             -           (40)
    Proceeds from disposals of property, plant and equipment                        16             1            18             5
    Other assets                                                                    (2)           (4)           (2)           (4)
                                                                            -------------------------------------------------------
    Cash inflow/(outflow) from investing activities                                  -          (163)          (99)         (478)

Cash position*
    Decrease in cash and cash equivalents                                           (4)           (7)          (35)           (6)
    Cash and cash equivalents at beginning of period                                79           117           110           116

                                                                            -------------------------------------------------------
    Cash and cash equivalents at end of period                                     $75          $110           $75          $110
                                                                            =======================================================

See accompanying notes to consolidated financial statements

* Cash and cash equivalents comprises cash and temporary investments with a maximum maturity of three months



SEGMENT INFORMATION

Unaudited                                               Three months                 Twelve months
US$ millions except volume                            to 31st December              to 31st December
                                                      2003         2002             2003         2002
--------------------------------------------------------------------------------------------------------
Volume (teu 000s)
    TransAtlantic                                       301         284             1,163       1,039
    Australasia                                          78          87               304         334
    Latin America                                        63          55               239         174
    Asia                                                119         113               453         424
    Other                                                 8          11                36          37
                                                 -------------------------------------------------------

Revenue
    TransAtlantic                                       429         371             1,577       1,328
    Australasia                                         137         143               516         531
    Latin America                                        80          71               297         238
    Asia                                                168         145               636         508
    Other                                                27          24               110          82
                                                 -------------------------------------------------------
                                                       $841        $754            $3,136      $2,687
                                                 =======================================================

Expenses
    TransAtlantic                                       392         350             1,495       1,268
    Australasia                                         130         130               489         504
    Latin America                                        74          69               282         217
    Asia                                                174         150               644         546
    Other                                                22          21                95          69
                                                 -------------------------------------------------------
                                                       $792        $720            $3,005      $2,604
                                                 =======================================================

Operating income/(loss)(1)
    TransAtlantic                                        37          21                82          60
    Australasia                                           7          13                27          27
    Latin America                                         6           2                15          21
    Asia                                                 (6)         (5)               (8)        (38)
    Other                                                 5           3                15          13

                                                 -------------------------------------------------------
                                                        $49         $34              $131         $83
                                                 =======================================================


(1) Before exceptional items (note 2)


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Unaudited
US$ millions

1.  Basis of Presentation

These consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the 2002 annual consolidated financial statements. The interim financial statements do not include all of the financial statement disclosures included in the annual financial statements prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and therefore should be read in conjunction with the most recent annual financial statements.

The results of operations for the interim period are not necessarily indicative of the operating results for the full year due to business seasonality. Although peak shipping periods differ in some of the market segments, historically, consolidated revenue and operating income have generally been lower during the first quarter.

2.  Exceptional Items

The exceptional charge of $10 million arose from organizational restructuring in Europe and mainly comprised consolidation of the UK management activities of Canada Maritime, Cast and Contship Containerlines resulting in the closure of certain UK offices. The charges included staff related costs of $7 million and expenses relating to redundant office leases of $3 million.

In 2002 the exceptional credit of $2 million arose from the write back of unutilized provisions for unusual charges established in 2001 as an exceptional charge.

3.  Earnings per Share

Basic earnings per share has been computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share reflect the potential dilution that could occur if dilutive stock options and non-vested restricted shares were exercised using the treasury stock method.


                                                                       Three months              Twelve months
(millions of shares)                                                 to 31st December           to 31st December
                                                                     2003         2002          2003         2002
---------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares used in
calculating basic earnings per share                                   89.9        89.7         89.8         84.8

Effect of dilutive securities  - stock options                          1.4         0.7          1.1          0.6
                               - unvested restricted shares             1.7         0.7          1.7          0.7

Weighted average number of common shares used in calculating
diluted earnings per share                                             93.0        91.1         92.6         86.1


4.  Stock-Based Compensation

During 2003, the company granted senior employees 1,589,333 stock options and 1,059,579 restricted shares vesting on 1st December 2005. Vesting of one-third of the restricted shares and all of the stock options is contingent on the achievement by the company of certain financial performance. In addition, under the terms of the Directors Stock Option Plan 24,000 stock options have been granted in 2003.

Unaudited
US$ millions

4.  Stock-Based Compensation (continued)

The company has elected not to recognize stock option compensation as an expense but to disclose the effect based on fair value spread over the period to vesting. The company has used the Black-Scholes option-pricing model to assess the fair value of outstanding options granted with the following assumptions:

             Dividend yield                                    1.4%
             Volatility                                       30.0%
             Risk-free interest rate                           4.5%
             Expected life (years)                             5

Had compensation expense for awards under the plans been determined based on the fair value at the grant dates, the company's net income available to common shareholders and earnings per common share would have been as follows:


                                                                      Three months               Twelve months
US$ millions except per share amounts                               to 31st December           to 31st December
                                                                    2003         2002          2003         2002
------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders
       As reported                                                  $41           $23           $82          $52
       Pro forma                                                    $41           $23           $81          $52

Earnings per common share - basic
       As reported                                                $0.46         $0.26         $0.91        $0.61
       Pro forma                                                  $0.46         $0.26         $0.90        $0.61

Earnings per common share - diluted
       As reported                                                $0.44         $0.25         $0.89        $0.60
       Pro forma                                                  $0.44         $0.25         $0.87        $0.60


Stock options granted prior to 1st January 2002 are excluded from the fair value assessment, as permitted under Canadian GAAP.

The company has recognized compensation expense of $6 million in the twelve months ended 31st December 2003 and nil for the three months ended 31st December 2003 ($1 million for each of the three and twelve months ended 31st December 2002) relating to restricted share awards.

5.  Acquisition Restructuring Provisions

In 2002 CP Ships acquired Italia di Navigazione S.p.A.. Included in the net assets acquired was a $9 million provision to terminate contracts and restructure the organization, of which $6 million had been utilized as at 31st December 2003.

Unaudited
US$ millions


6.  Long-Term Debt


                                  31st December 2003     31st December 2002
US$ millions
----------------------------------------------------------------------------

Bank loans                             275                     326
Long-term loans                         37                      45
Ten-year senior notes                  196                     196
Capital leases and other               141                      30
                                 -------------------------------------------
                                       649
                                 -------------------------------------------

Amounts due within one year            (19)                    (15)
                                 -------------------------------------------
Amounts due after one year             $630                   $582


Capital leases and other consist of ship leases of $116 million (31st December 2002: nil) and container leases and other of $25 million (31st December 2002:
$30 million). The ship lease obligations which are denominated in GB pound, bear interest at GB pound LIBOR plus 0.2% and expire in 2028, have been hedged by foreign currency swap agreements. Accordingly, unrealized translation gains and losses on the ship leases are offset by corresponding unrealized translation losses and gains on the swap instruments.

                                    -ends-

Forward Looking Statements: Except for historical information, the statements made in this quarterly report constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media

                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660






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